UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Notice Calling to an Ordinary Shareholders’ Meeting to be held August 12, 2020

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: RELEVANT INFORMATION – Notice Calling to an Ordinary Shareholders’ Meeting to be held August 12, 2020

To whom it may concern:

Please be informed that on July 3, 2020 the Board of Directors of Grupo Supervielle S.A. resolved to summon an Ordinary Shareholders’ Meeting to be held on August 12, 2020 at 3.00 PM, on first call, at Bartolomé Mitre 434, floor 5, of the Autonomous City of Buenos Aires, in order to consider the following

AGENDA:

1.	Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

2.	Consideration of the resignation of a Director. Consideration of her performance.

3.	Consideration of the appointment of a Director to replace the resigning Board member.

4.	Authorizations.

It is hereby stated that, in the event that the prohibitions, limitations or restrictions on the free movement of people in general as a result of the state of sanitary emergency by virtue of Decree of Necessity and Urgency No. 297 and successive regulations issued by the National Executive Power remained in force on the date of the Shareholders’ Meeting, the Shareholders’ Meeting will be held virtually in accordance with General Resolution No. 830/2020 of the National Securities Commission, on the date and time as summoned, through the “Cisco Meeting App” platform that allows: (i) the free accessibility of all the participants to the Shareholders’ Meeting; (ii) the possibility of partaking in the meeting with voice and vote through the simultaneous transmission of sound, images and words during the entire Shareholders’ Meeting; and (iii) the recording of the development of the entire Shareholders’ Meeting in digital form and the preservation of a copy in digital format. The business day immediately prior to the holding of the Shareholders’ Meeting, a link to the tool “Cisco Meeting App” and the respective password to participate will be sent to the registered shareholders, as well as instructions for the use of the tool and the guidelines to facilitate the participation and voting of the shareholders during the virtual session. The Shareholders’ Meeting will begin at the notified time and participants will not be admitted after the commencement of the meeting. Prior to the opening of the Shareholders’ Meeting, each of the participants must evidence their identity and indicate the place where they are. During the course of the Shareholders’ Meeting, shareholders may participate with voice and cast their votes orally. The members of the Supervisory Committee that participate in the Shareholders’ Meeting will verify compliance with the aforementioned items as well as the fulfillment with all precautions provided for in General Resolution No. 830/2020 of the National Securities Commission.

Note 1: In order to attend the Shareholders’ Meeting the shareholders must send their certificates of book-entry shares as issued by Caja de Valores S.A. via email to AsuntosSocietarios@supervielle.com.ar until 6.00 p.m. on August 5, 2020.

Note 2: In compliance with the provisions of the Rules of the National Securities Commission, at the time of registration to partake at the Shareholders’ Meeting, the owner of the shares must report the following information: full name and surname or full company name; type and number of ID or registration data with express indication of the Register at which they are registered and their jurisdiction and address indicating their nature. The same data must be provided in the case of those who attend the meeting as representative of the owner of the shares.

Note 3: The documentation to be considered by the Shareholders’ Meeting is available to the Shareholders upon request via email to AsuntosSocietarios@supervielle.com.ar.

Grupo Supervielle S.A. Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 6, 2020	By:	/s/ Mariano Biglia
Name: Mariano Biglia
Title: Chief Financial Officer